UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

(Report No. 1)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 7, 2025, the board of directors (the “Board”) of JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”) and the shareholders of 65% of the total issued and outstanding capital stock of the Company, approved by written consent, and adopted Amendment No. 1 (the “Plan Amendment”) to the JX Luxventure Limited New 2022 Equity Incentive Plan (the “New 2022 EIP”). The Plan Amendment was adopted to, among other things, (i) change the name of the plan to “JX Luxventure Group Inc. New 2022 Equity Incentive Plan,” reflecting the current name of the Company; (ii) increase the maximum number of shares of common stock authorized for issuance thereunder from 1,000,000 shares to 25,000,000 shares; and (iii) eliminate the provisions in the New 2022 EIP related to limitations on the maximum number of shares that can be granted as performance-based compensation to any individual participant in the aggregate in any one fiscal year of the Company.

The foregoing descriptions of the Plan Amendment are incorporated by reference to the full text of the Plan Amendment, a copy of which is filed as Exhibit 10.1 to this report on Form 6-K.

Exhibit No.	Description
10.1	Amendment No. 1 to the New 2022 EIP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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